METALDYNE PERFORMANCE GROUP INC.

47659 Halyard Drive

Plymouth, MI 48170

December 9, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: J. Nolan McWilliams

Re: Metaldyne Performance Group Inc.

Registration Statement on Form S-1

(File No. 333-198316)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-198316) (as amended, the “Registration Statement”), of Metaldyne Performance Group Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 5:00 p.m. (Eastern time) on Thursday, December 11, 2014 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Alexander D. Lynch at (212) 310-8971 or Suzanne Lee at (212) 310-8154, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,
Metaldyne Performance Group Inc.

By:	/s/ Mark Blaufuss
	Name:	Mark Blaufuss
	Title:	Chief Financial Officer